INSTITUTE FOR WEALTH HOLDINGS, INC.

Two Galleria Tower

13455 Noel Road, Suite 100

Dallas, Texas 75240

September 25, 2018

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Institute for Wealth Holdings, Inc.

Form 1-A

Submitted December 22, 2017

CIK No. 0001715495

Ladies and Gentlemen:

On behalf of Institute for Wealth Holdings, Inc., we submit this application for withdrawal of the Offering Statement under Form 1-A initially submitted to the SEC on December 22, 2017. The Company has decided raising funds under Regulation A at this time no longer comports with its current business strategy.

No securities were sold in connection with the offering.

Sincerely,

Institute for Wealth Holdings, Inc.

By: /s/ Matthew D. Medeiros

Matthew D. Medeiros, Chief Executive Officer